November 13, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:	Stephen G. Krikorian, Accounting Branch Chief

Re:	Sohu.com Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed on February 28, 2014

File No. 000-30961

Dear Mr. Krikorian:

I wish to confirm the substance of my telephone discussion of November 11, 2014 with Ms. Tamara Tangen of the Division of Corporation Finance (the “Staff”) regarding the organizational chart for Sohu.com Inc. (“Sohu”) that was provided to the Staff in response to Comment #1 of the Staff’s comment letter dated September 29, 2014 regarding Sohu’s Form 10-K for the year ended December 31, 2013, and Ms. Tangen’s additional questions related to Sohu’s variable interest entities (or “VIEs”).

On the phone call, I gave Ms. Tangen the following information, the accuracy of which I have since confirmed with Sohu representatives:

1.	The entities identified as “Sohu New Era” and “Sohu New Media” in the organizational chart are Beijing Sohu New Era Information Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd., which are both People’s Republic of China (or “PRC”) entities and wholly-owned subsidiaries (“WFOEs”) of Sohu.com (Hong Kong) Limited (which is an entity organized in the Hong Kong Special Administrative Region). The two WFOEs are defined in the 2013 Form 10-K as “Sohu Era” and “Sohu Media.” Sohu.com (Hong Kong) Limited is identified in the organizational chart as “Sohu HK” and is defined in the 2013 Form 10-K as “Sohu Hong Kong.” When Sohu includes an organizational chart in future Form 10-Ks, it will ensure that the entity names used in the chart are consistent with the short-form definitions for those entities used in the text of the filing.

Goulston & Storrs PC — Boston — DC — New York — Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 — (617) 482-1776 Tel — (617) 574-4112 Fax — www.goulstonstorrs.com

Securities and Exchange Commission

November 13, 2014

2.	Two loan agreements that Ms. Tangen asked about on our phone call, which are filed as Exhibits 10.60 and 10.61 to Sohu’s Form 10-K for the year ended December 31, 2012 and incorporated into the 2013 Form 10-K, relate to VIE arrangements. The first one, between Beijing Sogou Technology Development Co., Ltd. (or “Sogou Technology”) and Wang Xiaochuan, is the loan agreement referred to on page F-46 of the 2013 Form 10-K. Some of the specific terms of the agreement have been altered slightly since the end of December 31, 2013, as Mr. Wang now holds only 10%, rather than 50%, of the VIE in question (Beijing Sogou Information Service Co., Ltd., or “Sogou Information”), but the basic substance is unchanged. The second loan agreement, between Sogou Technology and Xianxian Hao, is no longer relevant because, as noted on page F-44 of the 2013 Form 10-K, Mr. Hao no longer holds a nominee interest in Sogou Information.

Thank you again for all of the Staff’s past and present attention to Sohu’s filings, which has consistently been very helpful. Please do not hesitate to let me know if the Staff has any additional questions or comments.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen, Senior Staff Accountant (Division of Corporation Finance)

Ms. Carol Yu (Sohu.com Inc.)

Mr. Gavin Chui (PricewaterhouseCoopers)